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                                                            EXHIBIT (a)(1)(viii)

[CHARTER COMMUNICATIONS LOGO]

                                                                            NEWS

PRESS RELEASE

                 CHARTER COMMUNICATIONS TERMINATES TENDER OFFERS

ST. LOUIS--Charter Communications, Inc. (Nasdaq: CHTR - the "Company" or "CCI") and its indirect subsidiary, Charter Communications Holdings, LLC ("Holdings"), today terminated CCI's previously announced tender offers for a portion of its convertible senior notes and Holdings' tender offers for a portion of its senior notes and senior discount notes citing unfavorable market conditions.

"The dynamics and fundamentals of the high yield bond market have changed materially since we commenced the offers July 11," said Charter President and CEO Carl Vogel. "The combination of a significant increase in the yield of the benchmark 10- year treasury and mutual fund outflows over the past few weeks made this transaction economically unattractive for the Company. We continue to be committed to improve our capital structure over time and will revisit this and other transactions as market conditions improve."

Over $5.2 billion of Holdings' senior notes and senior discount notes had been tendered and $790 million of CCI's convertible senior notes had been tendered as of 12:00 p.m. New York City time on August 14, 2003.

ABOUT CHARTER COMMUNICATIONS

Charter Communications, A Wired World Company(TM), is the nation's third-largest broadband communications company. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform via Charter Digital Cable(R) brand and high-speed Internet access marketed under the Charter Pipeline(R) brand. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks(R) brand. Advertising sales and production services are sold under the Charter Media(R) brand. More information about Charter can be found at www.charter.com.

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Contacts:
Media                                                 Analysts
Deb Seidel                                            Mary Jo Moehle
314-543-5703                                          314-543-2397
dseidel@chartercom.com                                mmoehle@chartercom.com